form3dfc.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                FORM 3

OMB Approval
OMB Number:  3235-0104
Expires:  April 30, 1997
Estimated average burden hours per response:   .5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person       Christian, David F.
                                               2812 Kivett Drive
                                               Greensboro, NC  27407

2.  Date of Event Requiring Statement          October 24, 1997
    (Month/Day/Year)

3.  IRS or Social Security Number of           ###-##-####
Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading          Network Systems
Symbol:                                        International, Inc. (NESI)

5.  Relationship of Reporting Person to        Director, 10% Owner
Issuer
     (Check all applicable)

6.  If Amendment, Date of Original             N/A


Table I - Non-Derivative Securities Beneficially Owned

1.  Title of       2.  Amount of          3.  Ownership        4.  Nature
Security           Securities             Form:  Direct (D)    of
                   Beneficially Owned     or Indirect (I)      Indirect
                                                               Beneficial
                                                               Ownership
Common Stock       715,698                D
Common Stock           937                I                    Wife

Table II - Derivative Securities Beneficially Owned

1.  Title of Derivative Security                                 N/A

2.  Date Exercisable and Expiration Date
   (Month/Day/Year)

3.  Title and Amount of Securities Underlying Derivative
Security

4.  Conversion or Exercise Price of Derivative Security

5.  Ownership form of Derivative Security:  Direct (D) or
Indirect (I)

Nature of Indirect Beneficial Ownership



/s/ David F. Christian
Signature of Reporting Person


Date:   11/03/97